UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                      No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                      No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 27, 2006, eLong, Inc. (the “Company”) issued a press release regarding its second quarter 2006 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on July 28, 2006, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Also on July 27, 2006 the Company issued a press release announcing the election Barney Harford as chairman of its board of directors effective July 27, 2006. The Company announced that Jusin Tang, eLong’s founder and the former chairman, will remain as a member of the board. The Company also announced the appointment of Tony Shen as interim CFO effective July 27, 2006. The Company’s press release is furnished as Exhibit 99.2. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on July 27, 2006.

99.2	Press Release issued by the Company on July 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 1, 2006	ELONG, INC.

	By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	Interim Chief Financial Officer

Exhibit 99.1

eLong Reports Second Quarter 2006 Unaudited Financial Results

BEIJING, China – July 27, 2006 – eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2006.

Business Highlights

Highlights for the second quarter of 2006:

•	Travel revenues increased 57% year-over-year and 26% sequentially to RMB65.0 million (US$8.1 million), and total revenues improved 55% year-over-year and 26% sequentially to RMB71.3 million (US$8.9 million);

•	Hotel commissions increased 49% year-over-year and 28% sequentially to RMB53.8 million (US$6.7 million);

•	Air ticketing commissions increased 93% year-over-year and 20% sequentially to RMB9.6 million (US$1.2 million); air ticketing represented 15% of total travel revenues in the second quarter as compared to 12% in the same period one year ago,

•	Operating loss of RMB509,000 (US$62,000), which included non cash related stock-based compensation expense and amortization of RMB2.8 million (US$348,000), decreased 95% year-over-year and 97% sequentially to RMB509,000 (US$62,000);

•	The Company recorded a net income of RMB10.2 million (US$1.3 million) for the second quarter of 2006, compared to a net loss of RMB3.3 million (US$396,000) in the corresponding period a year ago, and a net loss of RMB12.2 million (US$1.5 million) in the first quarter of 2006;

•	The Company recorded an adjusted income (a non-GAAP measure) of RMB13.1 million (US$1.6 million) as compared to an adjusted income of RMB398,000 (US$49,000) in the same period a year ago and an adjusted loss of RMB3.1 million (US$388,000) sequentially; and

•	As of June 30, 2006, the Company’s cash and cash equivalents balance was US$136.1 million.

“We are extremely pleased to report that eLong has achieved record results in the second quarter with strong growth across all of our booking services, as we execute our business strategy more effectively and continue to operate in a rapidly growing industry. Going forward, we will continue to invest in the business to strengthen the brand, expand on our core competencies in products, services and technology, and further enhance our customers’ experience to make eLong a world-class full service supplier of travel services in the dynamic Chinese market, ” said Tom SooHoo, Chief Executive Officer of eLong.

Separately eLong also announced today the election of Barney Harford as chairman of the board of directors and the appointment of Tony Shen as interim Chief Financial Officer.

Business Results

Total revenues for the second quarter of 2006 were RMB71.3 million (US$8.9 million), an increase of 55% from RMB46.1 million (US$5.6 million) reported in the same period in 2005, and an increase of 26% from RMB56.6 million (US$7.1 million) reported in the first quarter of 2006.

Revenue from hotel commissions for the second quarter of 2006 totaled RMB53.8 million (US$6.7 million), an increase of 49% from RMB36.0 million (US$4.4 million) year-over-year, and an increase of 28% from RMB42.1 million (US$5.3 million) sequentially.

The increases in hotel commissions were primarily due to higher room volumes accompanied by higher hotel commission per room night. Hotel room nights booked through eLong increased 35% to 832,000 in the second quarter from 615,000 in the corresponding period a year ago, and were up 25% sequentially from 666,000 in the first quarter.

Hotel commissions per room night were RMB65 in the second quarter of 2006, up 10% from RMB59 in the corresponding period a year ago, and up 3% from RMB63 in the first quarter. The year-over-year and sequential increases were mainly due to higher commissions associated with increased volume.

“Our strong hotel revenue growth reflects our increasing leverage with suppliers as we drive more business to them. At the same time, we tap into structural hotel capacity growth as China leads Asia’s hotel boom, accounting for nearly half of new hotel projects in the region. As of June 30, 2006, we offered our customers a choice of hotel rooms at discounted rates in 3,505 hotels in 282 cities across Greater China as compared to almost 2,800 hotels in 230 cities at the end of the second quarter of 2005,” said Frank Zheng, Vice President of Travel Services.

Revenue from air ticketing commissions during the second quarter of 2006 totaled RMB9.6 million (US$1.2 million), an increase of 93% from RMB5.0 million (US$604,000) year-over-year, and an increase of 20% from RMB8.0 million (US$999,000) sequentially. Volume in air segment sales continued to grow with 247,000 air segments sold in the second quarter of 2006, an increase of 83% from 135,000 in the corresponding period a year ago and 13% higher than the 218,000 sold in the first quarter. Revenue per air ticket was RMB39 in the second quarter of 2006 as compared to RMB37 in both the corresponding period a year ago and in the first quarter. The sequential increase was primarily due to an increase in the air commission rate.

“Year-over-year growth in air ticketing revenues was primarily driven by the acquisition of new air customers, increased sales of air tickets to eLong’s existing hotel customer base and better product offerings. We will continue to focus on building a scalable and efficient air infrastructure in the medium term, which is a critical component in eLong’s business strategy. Our investment in this area also reflects our expectations regarding the long term potential of online air travel bookings in China,” explained Andy Clayton, Vice President of Air.

Other travel revenue in the second quarter of 2006 was RMB1.6 million (US$204,000), an increase of 209% from RMB527,000 (US$64,000) year-over-year, and an increase of 12% from RMB1.5 million (US$182,000) sequentially. The growth was attributable to both increased vacation package sales and other travel related services. Due to the May 2006 disposal of Ray Time, an operator of hotel loyalty programs, other travel revenue excludes revenue from Ray Time, which commencing in the second quarter of 2006 was accounted for as discontinued operations.

Gross margins in the second quarter of 2006 were 78%, unchanged from the corresponding period a year ago and up from 76% in the first quarter. The sequential increase in gross margins was due to higher volume in the second quarter as compared to the first quarter, which is a seasonally slow quarter due to the Chinese New Year holiday.

Service development, sales and marketing and general and administrative expenses for the second quarter of 2006 totaled RMB51.8 million (US$6.5 million), an increase of 19% from RMB43.4 million (US$5.2 million) year-over-year, and a decrease of 6% from RMB55.3 million (US$6.9 million) sequentially.

Service development expenses were RMB11.0 million (US$1.4 million) in the second quarter of 2006, an increase of 26% from RMB8.7 million (US$1.1 million) year-over-year, and a decrease of 1% from RMB11.1 million (US$1.4 million) sequentially. The year-over-year increase reflects increased investments to support the eLong.com website and the Company’s air, hotel and vacation package businesses.

Sales and marketing expenses were RMB27.5 million (US$3.4 million) in the second quarter of 2006, an increase of 22% from RMB22.5 million (US$2.7 million) year-over-year, and an increase of 14% from RMB24.0 million (US$3.0 million) in the first quarter. The year-over-year and sequential increases were due to increases in business volume and customer acquisition. Sales and marketing expenses in the second quarter of 2006 were 38% of revenues as compared to 49% in the corresponding period a year ago and 42% in the first quarter.

General and administrative expenses were RMB13.4 million (US$1.7 million) in the second quarter of 2006, an increase of 10% from RMB12.1 million (US$1.5 million) year-over-year, and a decrease of 34% from RMB20.2 million (US$2.5 million) sequentially. The year-over-year increase was primarily due to additional professional fees, headcount expenses, and other expenditures associated with the expansion of our business. The sequential decrease was due to lower professional fees in the second quarter as compared to the first quarter.

Operating loss in the second quarter of 2006 was RMB509,000 (US$62,000), as compared to an operating loss of RMB10.0 million (US$1.2 million) in the corresponding period of 2005 and RMB15.6 million (US$1.9 million) in the first quarter. The second quarter operating loss included non-cash related stock-based compensation expense and amortization of RMB2.8 million (US$348,000) and the comparable non-cash related stock-based compensation expense and amortization amount for the corresponding period of 2005 was RMB3.7 million (US$445,000) and the first quarter of 2006 was RMB3.3 million (US$414,000).

Other income, which represents interest income, unrealized exchange gains/losses and other non-operating income/expenses, was RMB8.5 million (US$1.1 million) for the second quarter of 2006, compared to other income of RMB7.8 million (US$948,000) in the corresponding period a year ago, and other income of RMB4.3 million (US$532,000) in the first quarter of 2006. The sequential increase in other income was primarily due to a lower unrealized exchange loss on the translation for financial reporting purposes of eLong’s US dollar denominated cash deposits into Renminbi. The unrealized exchange loss was RMB2.8 million (US$347,000) in the second quarter as compared to an unrealized exchange loss of RMB6.8 million (US$845,000) in the first quarter.

The Company recorded a net income of RMB10.2 million (US$1.3 million) for the second quarter of 2006, compared to a net loss of RMB3.3 million (US$396,000) in the corresponding period a year ago, and a net loss of RMB12.2 million (US$1.5 million) in the first quarter. The US GAAP diluted income per ADS for the second quarter of 2006 was RMB0.38 (US$0.048), compared to US GAAP diluted loss per ADS of RMB0.14 (US$0.017) in the corresponding period a year ago and US GAAP diluted loss per ADS of RMB0.50 (US$0.062) in the first quarter. Adjusted income for the second quarter of 2006 (a non-GAAP measure) was RMB13.1 million (US$1.6 million), compared to adjusted income of RMB398,000 (US$49,000) in the corresponding period a year ago and adjusted loss of RMB3.1 million (US$388,000) in the first quarter. Diluted adjusted income per ADS for the second quarter (also a non-GAAP measure) was RMB0.48 (US$0.062), compared to diluted adjusted income per ADS of RMB0.02 (US$0.002) in the corresponding period a year ago and diluted adjusted loss per ADS of RMB0.12 (US$0.015) in the first quarter. Please refer to the attached table for a reconciliation of net loss and diluted loss per ADS under US GAAP to adjusted loss and basic and diluted adjusted loss per ADS.

As of June 30, 2006, the Company’s cash and cash equivalents balance was US$136.1 million.

“In the second quarter of 2006, eLong achieved very positive business results with strong improvements in both top line and bottom line,” said Derek Palaschuk, Chief Financial Officer of eLong. “At this early stage, we believe that our ongoing investment in all of our business lines is the key to building a solid foundation for long-term sustainable profitability.”

Business Outlook

eLong expects travel revenues for the third quarter of 2006 within the range of RMB69.0 million (US$8.6 million) to RMB71.0 million (US$8.9 million), an increase of 38% to 42% from the third quarter of 2005, and total revenues of RMB72.0 million (US$9.0 million) to RMB74.0 million (US$9.3 million), an increase of 31% to 34% from the third quarter of 2005. We expect the operating loss in the third quarter of 2006 to be similar to the operating loss in the second quarter.

Note to the Financial Statements

The unaudited financial results for the first quarter of 2006 which were released on May 11, 2006 have been amended as described below.

As a result of the accelerated vesting on January 23, 2006 of 75,000 stock options pursuant to the Company’s termination and settlement agreement with Justin Tang, the former Chief Executive Officer, the Company has recorded an additional RMB899,000 (US$112,000) of stock-based compensation expense in the first quarter of 2006 general and administrative expenses. The Company has also recorded an additional RMB884,000 (US$110,000) in the first quarter of 2006 sales and marketing expenses associated with its loyalty point program.

After recording the additional stock-based compensation for the accelerated vesting of stock options and the additional sales and marketing expenses in the first quarter of 2006, the net loss for the three months ended March 31, 2006 was RMB12.2 million (US$1.5 million) and the US GAAP diluted loss per ADS was RMB0.50 (US$0.062), as compared to the net loss of RMB10.4 million (US$1.3 million) and the US GAAP diluted loss per ADS of RMB0.42 (US$0.052) previously reported on May 11, 2006.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-

looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss the second quarter 2006 earnings at 7:00 pm Eastern Time, July 27, 2006 (Beijing/Hong Kong time: July 28, 2006 at 7:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1 800 365 8460. The dial-in number for Hong Kong participants is +852 2258 4000. The toll number for international participants is +1 210 795 0492. The pass code for all participants is eLong.

A replay of the call will be available for 1 day between 8:15 pm Eastern Time on July 27, 2006 and 8:15 pm Eastern Time on July 28, 2006. The toll-free number for U.S. callers is +1 888 485 2364. The dial-in number for international callers is +1 203 369 4585. The pass code for the replay is 786240.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at

http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 58 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Six Months Ended
	Jun. 30, 2006	Mar. 31, 2006	Jun. 30, 2005	Jun 30, 2006	Jun. 30, 2005
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	53,753	42,084	36,020	95,837	64,927
Airticketing commissions	9,641	8,009	4,995	17,650	8,718
Other travel revenue	1,629	1,456	527	3,086	1,002

Total travel revenue	65,023	51,549	41,542	116,573	74,647
Non travel	6,320	5,062	4,577	11,381	6,305

Total revenues	71,343	56,611	46,119	127,954	80,952

Cost of services	15,872	13,425	10,210	29,297	18,341

Gross profit	55,471	43,186	35,909	98,657	62,611

Operating expenses
Service development	11,012	11,111	8,737	22,123	16,128
Sales and marketing	27,452	24,027	22,543	51,480	40,488
General and administrative	13,355	20,185	12,110	33,540	25,490
Amortization of intangibles	265	265	60	530	120
Business tax and surcharges	3,896	3,187	2,490	7,083	4,290

Total operating expenses	55,980	58,775	45,940	114,756	86,516

Loss from operations	(509)	(15,589)	(10,031)	(16,099)	(23,905)
Other income	8,497	4,263	7,843	12,761	13,214

Income/(loss) before income tax expense	7,988	(11,326)	(2,188)	(3,338)	(10,691)
Income tax expense	298	531	8	829	8

Income/(loss) from continuing operations	7,690	(11,857)	(2,196)	(4,167)	(10,699)
Discontinued operations
Loss from discontinued operations	(116)	(330)	(1,084)	(446)	(2,404)
Gain on sale of discontinued operations	2,650	—	—	2,650	—

Total discontinued operations	2,534	(330)	(1,084)	2,204	(2,404)

Net income/(loss)	10,224	(12,187)	(3,280)	(1,963)	(13,103)

Basic income/(loss) per share			—		—
Continuing operations	0.15	(0.24)	(0.04)	(0.08)	(0.22)
Discontinued operations	0.05	(0.01)	(0.02)	0.04	(0.05)

Basic income/(loss) per share	0.20	(0.25)	(0.07)	(0.04)	(0.27)

Diluted income/(loss) per share
Continuing operations	0.14	(0.24)	(0.04)	(0.08)	(0.22)
Discontinued operations	0.05	(0.01)	(0.02)	0.04	(0.05)

Diluted income/(loss) per share	0.19	(0.25)	(0.07)	(0.04)	(0.27)

Basic income/(loss) per ADS
Continuing operations	0.30	(0.48)	(0.09)	(0.16)	(0.44)
Discontinued operations	0.10	(0.02)	(0.04)	0.08	(0.10)

Basic income/(loss) per ADS	0.40	(0.50)	(0.14)	(0.08)	(0.54)

Diluted income/(loss) per ADS
Continuing operations	0.28	(0.48)	(0.09)	(0.16)	(0.44)
Discontinued operations	0.10	(0.02)	(0.04)	0.08	(0.10)

Diluted income/(loss) per ADS	0.38	(0.50)	(0.14)	(0.08)	(0.54)

Shares used in computing basic net income/(loss) per share	50,374	50,354	49,688	50,364	48,988
Shares used in computing diluted net income/(loss) per share	53,870	50,354	49,688	50,364	48,988

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Six Months Ended
	Jun. 30, 2006	Mar. 31, 2006	Jun. 30, 2005	Jun 30, 2006	Jun. 30, 2005
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	6,724	5,250	4,352	11,988	7,845
Airticketing commissions	1,206	999	604	2,208	1,053
Other travel revenue	204	182	64	386	120

Total travel revenue	8,134	6,431	5,020	14,582	9,018
Non travel	791	631	553	1,424	762

Total revenues	8,925	7,062	5,573	16,006	9,780

Cost of services	1,985	1,675	1,234	3,665	2,216

Gross profit	6,940	5,387	4,339	12,341	7,564

Operating expenses
Service development	1,377	1,386	1,056	2,767	1,949
Sales and marketing	3,434	2,997	2,724	6,440	4,892
General and administrative	1,671	2,519	1,463	4,195	3,080
Amortization of intangibles	33	33	7	66	14
Business tax and surcharges	487	398	301	886	518

Total operating expenses	7,002	7,333	5,551	14,355	10,453

Loss from operations	(62)	(1,946)	(1,212)	(2,014)	(2,889)
Other income	1,063	532	948	1,596	1,597

Income/(loss) before income tax expense	1,001	(1,414)	(264)	(418)	(1,292)
Income tax expense	37	66	1	104	1

Income/(loss) from continuing operations	964	(1,480)	(265)	(522)	(1,293)
Discontinued operations
Loss from discontinued operations	(15)	(41)	(131)	(56)	(290)
Gain on sale of discontinued operations	331	—	—	331	—

Total discontinued operations	316	(41)	(131)	275	(290)

Net income/(loss)	1,280	(1,521)	(396)	(247)	(1,583)

Basic income/(loss) per share
Continuing operations	0.019	(0.030)	(0.005)	(0.010)	(0.027)
Discontinued operations	0.006	(0.001)	(0.003)	0.005	(0.006)

Basic income/(loss) per share	0.025	(0.031)	(0.008)	(0.005)	(0.033)

Diluted income/(loss) per share
Continuing operations	0.018	(0.030)	(0.005)	(0.010)	(0.027)
Discontinued operations	0.006	(0.001)	(0.003)	0.005	(0.006)

Diluted income/(loss) per share	0.024	(0.031)	(0.008)	(0.005)	(0.033)

Basic income/(loss) per ADS
Continuing operations	0.038	(0.060)	(0.011)	(0.020)	(0.053)
Discontinued operations	0.013	(0.002)	(0.005)	0.010	(0.012)

Basic income/(loss) per ADS	0.051	(0.062)	(0.017)	(0.010)	(0.065)

Diluted income/(loss) per ADS
Continuing operations	0.035	(0.060)	(0.011)	(0.020)	(0.053)
Discontinued operations	0.013	(0.002)	(0.005)	0.010	(0.012)

Diluted income/(loss) per ADS	0.048	(0.062)	(0.017)	(0.010)	(0.065)

Shares used in computing basic net income/(loss) per share	50,374	50,354	49,688	50,364	48,988
Shares used in computing diluted net income/(loss) per share	53,870	50,354	49,688	50,364	48,988

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.9943 on June 30,2006, USD1.00 = RMB8.0167 on March 31, 2006 and USD1.00 = RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,088,270	988,560	136,131	122,495
Restricted cash equivalents	—	76,177	—	9,439
Total Accounts receivable, net	38,239	34,655	4,783	4,294
Investment securities	194	260	24	32
Prepaid expenses and other current assets	12,706	9,982	1,589	1,237

Total current assets	1,139,409	1,109,634	142,527	137,498
Equipment and software, net	35,864	33,306	4,486	4,127
Goodwill	34,138	34,083	4,270	4,223
Intangibles	4,605	4,806	576	596
Other non-current assets	7,640	6,508	956	806
Deferred tax assets	84	84	11	10

Total assets	1,221,740	1,188,421	152,826	147,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	123,411	88,013	15,436	10,906
Advances from customers	956	736	120	91
Short term loans	—	6,000	—	743
Business and other taxes payable	2,252	3,004	282	372

Total current liabilities	126,619	97,753	15,838	12,112
Other long term liabilities	1,634	—	204	—
Deferred Tax Liabilities	132	132	17	16

Total liabilities	128,385	97,885	16,059	12,128

Minority interest	—	1,628	—	202

Shareholders’ equity
Ordinary shares	4,169	4,167	521	516
Additional paid-in capital	1,196,049	1,216,879	149,613	150,787
Other equity items	862	(26,441)	108	(3,276)
Accumulated deficit and other comprehensive income	(107,725)	(105,697)	(13,475)	(13,097)

Total shareholders’ equity	1,093,355	1,088,908	136,767	134,930

Total liabilities and shareholders’ equity	1,221,740	1,188,421	152,826	147,260

eLong, Inc.

RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-

GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Six Months Ended
	Jun. 30, 2006	Mar. 31, 2006	Jun. 30, 2005	Jun 30, 2006	Jun. 30, 2005
	RMB	RMB	RMB	RMB	RMB
Net income/(loss)	10,224	(12,187)	(3,280)	(1,963)	(13,103)

Amortization of non-cash stock-based compensation	2,520	3,053	3,433	5,574	9,506
Amortization of intangibles	265	265	245	530	491
Other non-cash compensation	—	(1,011)	—	(1,011)	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	2,772	6,775	—	9,547	—
Gain on disposal of discontinued operations	(2,650)	—	—	(2,650)	—

Adjusted income/(loss)	13,131	(3,105)	398	10,027	(3,106)

Basic adjusted income/(loss) per share	0.26	(0.06)	0.01	0.20	(0.06)
Diluted adjusted income/(loss) per share	0.24	(0.06)	0.01	0.19	(0.06)

Basic adjusted income/(loss) per ADS	0.52	(0.12)	0.02	0.40	(0.12)
Diluted adjusted income/(loss) per ADS	0.48	(0.12)	0.02	0.38	(0.12)

Shares used in computing adjusted basic income/(loss) per share	50,374	50,354	49,688	50,364	48,988
Shares used in computing adjusted diluted income/(loss) per share	53,870	50,354	52,785	53,794	48,988

eLong, Inc.

RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-

GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Six Months Ended
	Jun. 30, 2006	Mar. 31, 2006	Jun. 30, 2005	Jun 30, 2006	Jun. 30, 2005
	US$	US$	US$	US$	US$
Net income/(loss)	1,280	(1,521)	(396)	(247)	(1,583)

Amortization of non-cash stock-based compensation	315	381	415	697	1149
Amortization of intangibles	33	33	30	66	59
Other non-cash compensation	—	(126)	—	(126)	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	347	845	—	1,194	—
Gain on disposal of discontinued operations	(331)	—	—	(331)	—

Adjusted income/(loss)	1,644	(388)	49	1,253	(375)

Basic adjusted income/(loss) per share	0.033	(0.008)	0.001	0.025	(0.008)
Diluted adjusted income/(loss) per share	0.031	(0.008)	0.001	0.023	(0.008)

Basic adjusted income/(loss) per ADS	0.066	(0.015)	0.002	0.050	(0.016)
Diluted adjusted income/(loss) per ADS	0.062	(0.015)	0.002	0.046	(0.016)

Shares used in computing adjusted basic income/(loss) per share	50,374	50,354	49,688	50,364	48,988
Shares used in computing adjusted diluted income/(loss) per share	53,870	50,354	52,785	53,794	48,988

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net loss and adjusted diluted loss per ADS, which are adjusted from results based on US GAAP to exclude the impact of (1) amortization of non-cash stock-based compensation expense, (2) amortization of intangible assets, (3) other non-cash compensation, (4) unrealised foreign exchange losses on the conversion of eLong’s US$ denominated net monetary assets/liabilities into Renminbi and (5) gain on disposal of discontinued operations. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

EXHIBIT 99.2

eLong announces election of Barney Harford as chairman of the board of directors and appointment of Tony Shen as interim CFO

Beijing, China — July 27, 2006 — eLong, Inc. (NASDAQ:LONG), a leading online travel service provider in China, today announced that its board of directors had elected Barney Harford as chairman, effective July 27, 2006. Mr Harford is one of Expedia, Inc.’s representatives on eLong’s board. Expedia, the largest online travel company in the world, is eLong’s controlling shareholder, with approximately 52% of the company’s equity. Mr Harford is President of Expedia Asia Pacific and has been a board member of eLong since August, 2004. eLong’s founder Justin Tang is stepping down as chairman in order to devote more time to his investment activities. Mr Tang will remain a member of the eLong board of directors.

“The cooperation between eLong and Expedia has been a pivotal part of eLong’s success in the two years since Expedia’s original investment,” said Justin Tang, eLong’s founder. “I am delighted to be able to hand over the role of chairman to someone with Barney Harford’s insight into the online travel industry and passion for the opportunity that eLong has to transform the Chinese travel distribution landscape.”

eLong today also announced the appointment of Tony Shen as interim CFO of eLong, also effective July 27, 2006. Former CFO Derek Palaschuk is resigning to pursue other entrepreneurial opportunities. In making the announcement, eLong CEO Tom SooHoo commented: “Derek Palaschuk has played an integral role in bringing eLong to profitability and we thank him warmly for his contributions to the company over the last several years. We wish him all the best in his future career. We’re pleased to be able to bring on Tony Shen into this role on an interim basis, and Tony will be considered together with other candidates for the permanent CFO position.”

Separately, eLong today also announced results for the second quarter of 2006.

About Barney Harford

Barney Harford is president of Expedia Asia Pacific and a board member of eLong, Inc. Mr Harford joined Expedia in 1999 and has held a variety of positions at the company including director of corporate development and strategic planning, vice president of new channel development, and senior vice president of air, car and private label. Prior to joining Expedia, Mr Harford worked in the United Kingdom from 1994 to 1997 as a strategy consultant with The Kalchas Group. Mr Harford holds an MBA from INSEAD and an MA in History and Philosophy of Science from Clare College, Cambridge.

About Tony Shen

Prior to joining eLong, Tony Shen was at China Netcom and its affiliated companies from 2003 to 2005. He served as CFO and Vice President of Finance for Joyzone Networks and as General Manager of Overseas Investment Management, China Netcom International. Prior to China Netcom, Mr Shen served in senior finance roles at Solectron Corp and Digital Equipment Corp in the US, and in marketing at Siemens AG in Guangzhou. Mr Shen received a BE in Electrical Engineering from Tsinghua University and an MBA from Columbia Business School.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 57 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

About Expedia, Inc.

Expedia, Inc. (NASDAQ:EXPE) is the largest online travel agency in the world. With its portfolio of leading travel brands, Expedia, Inc. empowers travelers around the world with the tools and information they need to research, plan, book and experience travel. Expedia, Inc.’s businesses and brands include: Expedia.com®, Hotels.com™, Hotwire®, Expedia® Corporate Travel, TripAdvisor™, Classic Vacations® and eLong™. For more information, visit http://www.expediainc.com.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

+86 10 5860 2288 ext. 6633